PRESS RELEASE
Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

Natcore Negotiating Technology License For Ghana Solar Farm

License Fee Expected to be $2.5 Million

Rochester, NY — (August 15, 2017) — PSECC Solar Farms Ltd, a climate change mitigation company and developer of solar farms, has turned to Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) to help restore financial viability to a 20 MW Ghanaian project that was threatened by a 29% reduction in feed-in tariffs.

A feed-in tariff (FIT) is an economic policy created to promote active investment in and production of renewable energy sources. Feed-in tariffs typically make use of long-term agreements and pricing tied to costs of production for renewable energy producers. In practice, feed-in tariffs may be payments to ordinary energy users for the renewable electricity they generate.

The previous Ghanaian government had set the feed-in-tariff at about $0.137 per KWh, but the government appointed late in December 2016 has recently said that the signing of new Power Purchase Agreements (PPA) can have a maximum FIT payment no greater than $0.10 per KWh.

“The lower FIT payment meant I had to look for the best possible technology choice for solar panels,” says Alan Brewer, CEO and Director of PSECC (www.pseccsolarfarms.com). “That’s when I contacted Natcore, because the increase in power using their technology meant that the revenues could be increased by 10% or more and the project could once again be financially viable.”

PSECC had gained a Provisional License in December 2016 for the 20 MW solar farm at Simbrofo in Ghana. Two additional 20 MW farms are planned for that venue. A commitment for financing the projects has been obtained from a Polish bank via the European Central Bank. The estimated build cost of the first 20MW solar farm at Simbrofo will be $28.776 million.

By licensing Natcore’s technology in Ghana, PSECC would also gain exclusive access, on a regional basis, to Natcore’s newest advances, including laser-processed, back-contact foil cell technology, black silicon and others as they come on line.

Last month, Natcore and PSECC signed a Memorandum of Understanding under which PSECC would engage Natcore to develop solar projects within the United States.

“We estimate that the fee for a license agreement of this size will be about $2.5 million,” says Chuck Provini, Natcore President and CEO. Although we haven’t finalized negotiations, we’re able to make a projection based on the savings anticipated by using our technology.”

“From the beginning, our mantra has been ‘raise the efficiency, lower the cost,’” says Provini. “Our new Natcore Foil Cell™ will do both. It has achieved an efficiency of 20.7% so far, which is already a relative 20% higher than most commercially available solar cells, and it uses a revolutionary laser process with a novel metallization strategy, to create a high-efficiency all-back-contact cell architecture at low cost. Importantly, it also eliminates the need for silver, one of the highest-cost components of a conventional solar cell.”

PSECC has formed Simbrofo Light Ghana Ltd, a special purpose vehicle to take this project forward.

This is the fifth project to be assigned to Natcore as a result of its Best-of-Breed program. Under that program, Natcore functions as a consultant on the design and construction of solar cell/solar panel fabrication facilities and solar farms. Natcore also serves as a general contractor, hiring subcontractors and vetting every component of the project, taking advantage of their status and know-how to get the best available price, quality and efficiency. The company is in various stages of development on projects in Belize, Australia, Vietnam and the United States.

About Natcore Technology

Natcore Technology is focused on using its proprietary nanotechnology discoveries to enable a variety of compelling applications in the solar industry. Specifically, the company is advancing applications in laser processing and black silicon solar cells to significantly lower the costs and improve the power output of solar cells. With 65 patents (31 granted and 34 pending), Natcore is on the leading edge of solar research.
www.NatcoreSolar.com

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